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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM N-8F

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: Legg Mason Partners Municipal Funds (the “Registrant”), on behalf of its series Legg Mason Partners Intermediate-Term Municipals Fund, Legg Mason Partners New York Municipals Fund, Legg Mason Partners Pennsylvania Municipals Fund, Western Asset California Municipal Money Market Fund, Western Asset Massachusetts Municipal Money Market Fund, and Western Asset New York Municipal Money Market Fund (together, the “Funds”).

3.	Securities and Exchange Commission File No.: 811-04395
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 55 Water Street, New York, NY 10041
6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Paul B. Raymond, (617) 951-8567, Bingham McCutchen LLP, One Federal Street, Boston, MA 02110.

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Legg Mason Partners Fund Advisor, LLC

300 First Stamford Place

Stamford, CT 06902

Attn: Rosemary D. Emmens

(203) 703-7027

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☒	Open-end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Legg Mason Partners Fund Advisor, LLC

620 Eighth Avenue, 49th floor

New York, New York 10018

Western Asset Management Company

385 East Colorado Boulevard

Pasadena, California 91101

Smith Barney Fund Management LLC

399 Park Avenue

New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Legg Mason Investor Services, LLC

100 Light Street

Baltimore, MD 21202

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

PFS Investments Inc.

3120 Breckinridge Boulevard

Duluth, GA 30099

13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es): N/A
(b)	Trustee’s name(s) and address(es): N/A
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811- __________

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the board vote took place: June 22, 2006

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place: December 11, 2006 (Legg Mason Partners Intermediate-Term Municipals Fund, Legg Mason Partners New York Municipals Fund, Legg Mason Partners Pennsylvania Municipals Fund, and Western Asset Massachusetts Municipal Money Market Fund); and January 12, 2007 (Western Asset California Municipal Money Market Fund and Western Asset New York Municipal Money Market Fund)

If No, explain.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: April 16, 2007

(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No
(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? N/A

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
☐ Yes	☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:

Legg Mason Partners Intermediate-Term Municipals Fund	$24,299.66
Legg Mason Partners New York Municipals Fund	$24,533.09
Legg Mason Partners Pennsylvania Municipals Fund	$2,444.15
Western Asset California Municipal Money Market Fund	$97,672.46
Western Asset Massachusetts Municipal Money Market Fund	$9,044.57
Western Asset New York Municipal Money Market Fund	$77,126.68

(ii)	Accounting expenses:

Legg Mason Partners Intermediate-Term Municipals Fund	$0
Legg Mason Partners New York Municipals Fund	$0
Legg Mason Partners Pennsylvania Municipals Fund	$0
Western Asset California Municipal Money Market Fund	$0
Western Asset Massachusetts Municipal Money Market Fund	$0
Western Asset New York Municipal Money Market Fund	$0

(iii)	Other expenses (list and identify separately):

Solicitation expenses

    Legg Mason Partners Intermediate-Term Municipals Fund                                                           $15,235.32

    Legg Mason Partners New York Municipals Fund                                                                          $15,201.68

                                    Legg Mason Partners Pennsylvania Municipals Fund                                                                   $2,297.66

                                    Western Asset California Municipal Money Market Fund                                                            $42,328.94

                                    Western Asset Massachusetts Municipal Money Market Fund                                                  $3,991.28

                                    Western Asset New York Municipal Money Market Fund                                                            $43,506.28

Mailing expenses

Legg Mason Partners Intermediate-Term Municipals Fund	$7,509.16
Legg Mason Partners New York Municipals Fund	$7,492.58
Legg Mason Partners Pennsylvania Municipals Fund	$1,132.46
Western Asset California Municipal Money Market Fund	$20,863.01
Western Asset Massachusetts Municipal Money Market Fund	$1,967.22
Western Asset New York Municipal Money Market Fund	$21,443.30

Printing expenses

Legg Mason Partners Intermediate-Term Municipals Fund	$10,336.67
Legg Mason Partners New York Municipals Fund	$10,313.85
Legg Mason Partners Pennsylvania Municipals Fund	$1,558.89
Western Asset California Municipal Money Market Fund	$28,718.82
Western Asset Massachusetts Municipal Money Market Fund	$2,707.96
Western Asset New York Municipal Money Market Fund	$29,517.62

Postage expenses

Legg Mason Partners Intermediate-Term Municipals Fund	$12,231.67
Legg Mason Partners New York Municipals Fund	$12,204.67
Legg Mason Partners Pennsylvania Municipals Fund	$1,844.67
Western Asset California Municipal Money Market Fund	$33,983.78
Western Asset Massachusetts Municipal Money Market Fund	$3,204.40
Western Asset New York Municipal Money Market Fund	$34,929.02

Miscellaneous expenses

Legg Mason Partners Intermediate-Term Municipals Fund	$0
Legg Mason Partners New York Municipals Fund	$0
Legg Mason Partners Pennsylvania Municipals Fund	$0
Western Asset California Municipal Money Market Fund	$0
Western Asset Massachusetts Municipal Money Market Fund	$0
Western Asset New York Municipal Money Market Fund	$0

(iv)	Total expenses (sum of lines (i)-(iii) above):

                                     Legg Mason Partners Intermediate-Term Municipals Fund                                                          $69,612.48

                                     Legg Mason Partners New York Municipals Fund                                                                         $69,745.86

                                     Legg Mason Partners Pennsylvania Municipals Fund                                                                  $9,277.83

                                    Western Asset California Municipal Money Market Fund                                                          $223,567.01

                                    Western Asset Massachusetts Municipal Money Market Fund                                                $20,915.43

                                    Western Asset New York Municipal Money Market Fund                                                          $206,522.89

(b)

How were those expenses allocated? The cost of preparing, printing and mailing the joint proxy statement and costs in connection with the solicitation of proxies were shared by Legg Mason, Inc., and the funds in the Legg Mason Partners fund complex, including each of the Funds. Legg Mason Partners Fund Advisor, LLC, the investment manager of each of the Funds, is a wholly-owned subsidiary of Legg Mason, Inc. Legg Mason, Inc. is a global asset management company. Approximately 75% of such costs and expenses were borne by Legg Mason, with the remainder being allocated among the funds in the fund complex on the basis of their respective net assets, except when direct costs were reasonably attributed to one or more particular funds in the fund complex.

(c)	Who paid those expenses? Please see the response to Question 22(b).
(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Legg Mason Partners Intermediate-Term

Municipals Fund, a series of Legg Mason Partners Income Trust; Legg Mason Partners New York

Municipals Fund, a series of Legg Mason Partners Income Trust; Legg Mason Partners

Pennsylvania Municipals Fund, a series of Legg Mason Partners Income Trust; Western Asset

California Municipal Money Market Fund, a series of Legg Mason Partners Money Market Trust;        Western Asset Massachusetts Municipal Money Market Fund, a series of Legg Mason Partners            Money Market Trust; and Western Asset New York Municipal Money Market Fund, a series of Legg Mason Partners Money Market Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-04254 (Legg Mason Partners Income Trust) and 811-04052 (Legg Mason Partners Money Market Trust).
(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Agreement and Plan of Reorganization filed as Appendix H to Joint Proxy Statement; SEC Accession No. 0001193125-06-203827; Form Type DEF 14A; Filed on October 6, 2006.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Legg Mason Partners Municipal Funds, (ii) he is the Assistant Secretary of Legg Mason Partners Municipal Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Thomas C. Mandia

Thomas C. Mandia